

Mail Stop 3720

August 23, 2016

Edward L. Pierce
Chief Financial Officer
On Assignment, Inc.
26745 Malibu Hills Road,
Calabasas, CA

> **Re: On Assignment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Form 8-K**
> **Filed July 27, 2016**
> **File No. 001-35636**

Dear Mr. Pierce:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K filed July 27, 2016
Exhibit 99.1, page 9

1.   Please note that the cash tax savings on indefinite-lived intangible assets adjustment to arrive at adjusted net income appears inconsistent with Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please consider this guidance when preparing your next earning release.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accountant Brach Chief, at (202) 551-3361 or me at (202) 551-3810 with any questions.

                            Sincerely,

                            /s/ Robert S. Littlepage, for

                            Carlos Pacho
                            Senior Assistant Chief Accountant
                            AD Office 11 – Telecommunications